January 13, 2012

Mr. John P. Nolan

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	Paccar Financial Corp.

Form 10-K Filed March 1, 2011

Form 10-Q Filed August 8, 2011

Form 10-Q Filed November 7, 2011

File No. 001-11677

Dear Mr. Nolan:

This letter confirms that you granted Paccar Financial Corp.’s request for additional business days to respond to the comment letter. Accordingly we intend to file our response on or before January 31, 2012.

Sincerely,

/s/ Craig C. McGlinchey
Craig C. McGlinchey Controller, Paccar Financial Corp.

PACCAR Financial Corp.

PACCAR Building P.O. Box 1518 Bellevue, WA 98009-1518 (425) 468-7100